Exhibit D.1


                            STATE OF CONNECTICUT

                    DEPARTMENT OF PUBLIC UTILITY CONTROL







                         SUPPLEMENTAL APPLICATION OF
                   THE CONNECTICUT LIGHT AND POWER COMPANY
               WITH RESPECT TO THE SALE OF ACCOUNTS RECEIVABLE

                             DOCKET NO. 96-05-24







I.   Background

     1. By Decision dated June 5, 1996, in the above referenced docket, the Department of Public Utility Control (the "Department") approved the transactions (collectively, the "Receivables Program") described in a letter dated May 20, 1996 and subsequent submissions by The Connecticut Light and Power Company ("CL&P" or the "Company"), a public service company within the meaning of Section 16-1 of the General Statutes of Connecticut, revision of 1958, as amended (the "Connecticut General Statutes"), with respect to the sale from time to time of fractional undivided interests ("Receivable Interests") in all eligible categories of CL&P's billed and unbilled accounts receivable and related assets ("Receivables"), pursuant to Section 16-43 of the Connecticut General Statutes.

     2. In a supplemental application dated June 30, 1997 ("Supplemental Application I"), filed pursuant to Section 16-43 of the Connecticut General Statutes, CL&P requested that the Department approve the formation of CL&P Receivables Corporation ("CRC") and the restructuring of the Receivables Program from a one-step to a two-step sales transaction. By Decision dated September 10, 1997 ("Supplemental Decision I"), the Department approved the formation of CRC and the restructuring of the Receivables Program.

     3. By supplemental application filed with the Department on September 29, 1998 ("Supplemental Application II"), CL&P requested the Department's approval for the payment of increased facility fees under the Receivables Program. By Decision dated November 28, 1998 ("Supplemental Decision II"), the Department approved an increase in such fees from 0.25% to 0.375%.

     4. By Decision dated December 13, 2000, the Department reopened this docket pursuant to Section 16-9 of the Connecticut General Statutes for the limited purpose of considering the termination of certain reporting requirements set forth in Order Nos. 4 and 6 of Supplemental Decision I. By decision dated February 7, 2001, the Department terminated the reporting requirements under such Order Nos. 4 and 6.

     5. By this application CL&P is seeking the Department's approval for the extension of the Receivables Program until July 8, 2004.

II.  The Receivables Program

     1. The arrangements for the Receivables Program are set forth in two agreements. Under the first agreement (the "Company Agreement"), CL&P sells or transfers as an equity contribution from time to time Receivables to CRC. The purchase price for any Receivables so sold reflects a discount based on assumptions concerning the estimated collection period of the Receivables, collection costs and collection risks as well as CRC's anticipated funding costs. Under the second agreement (the "CRC Agreement"), CRC sells Receivable Interests to either Corporate Asset Funding Company, Inc. ("CAFCO") or Citibank, N.A. and any other bank or eligible financial institution that may become a party to the CRC Agreement in accordance with its provisions (the "Banks") or their respective successors and assigns (collectively, the "Purchaser") from time to time. Such Receivable Interests may be funded and repaid on a revolving basis. The size of Receivable Interests are calculated according to a formula that includes reserves based on a multiple of historical losses, carrying costs and other costs associated with the agreements.

     2. The Company Agreement was amended and the CRC Agreement was amended and restated in connection with the issuance by Connecticut RRB Special Purpose Trust CL&P-1 of rate reduction bonds with respect to certain of CL&P's stranded costs pursuant to Sections 16-245e and 16-245f of the Connecticut General Statutes. Such amendments, which were consistent with the terms of Supplemental Decision I and Supplemental Decision II, make it clear that the RRB Charge authorized by the Department in its Decision dated November 8, 2000 and supplemented on December 12, 2000 and March 12, 2001, in Docket No. 00-05-01 is not part of any Receivables or Receivable Interests sold in the Receivables Program. Such amendments also reduced the maximum amount of Receivable Interests that can be outstanding under the Receivables Program at any time from $200,000,000 to $100,000,000.

     3. A copy of each of the Company Agreement, the amendment to the Company Agreement referred to above and a draft of the amendment providing for the extension of the Company Agreement are filed herewith as Exhibits B.1 through B.3, respectively. A copy of each of the amended and restated CRC Agreement as currently in effect and a draft of the amendment providing for the extension of the CRC Agreement are filed herewith as Exhibits C.1 and C.2, respectively.

     4. The availability of Receivables varies from time to time in accordance with electric energy use by CL&P's customers. As a result of this and other factors important to the overall structure of the Receivables Program, the funds CRC has available to make a purchase at any time <F1> may not match the cost of Receivables available. The Receivables Program includes certain mechanisms to accommodate this mismatch. When the amount of Receivables originated by CL&P exceeds the amount of cash CRC has available, either CRC makes the purchase and owes the balance of the purchase price to CL&P on a deferred basis, or CL&P makes a capital contribution to CRC in the form of the Receivables for which CRC lacks purchase price funds at that time. Conversely, if CRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), CRC dividends the excess cash to CL&P.

     5. Under the CRC Agreement, purchases may be funded by the Purchaser's issuance of commercial paper. The minimum purchase price for a Receivable
Interest which may be sold in a single transaction is $5,000,000 with a purchase limit of $100,000,000.

     6. Citicorp North America, Inc., as agent for the Purchaser under the CRC Agreement (the "Agent"), has the right to appoint a collection agent on behalf of the Purchaser and CRC, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent's option. CL&P has been appointed as the initial collection agent, and only under certain adverse conditions can the Agent appoint a successor collection agent. Therefore, CL&P's customers have not experienced, and are not expected to experience, any changes in servicing and collection procedures from what they would otherwise be.

     7. Certain obligations under the Company Agreement create limited recourse against CL&P. Such recourse claims include liability for (i) failure to transfer to CRC a first priority ownership interest in the Receivables, (ii) CL&P's breach of its representations, warranties or covenants, and (iii) certain indemnity obligations. In order to secure these obligations, CL&P grants to the Agent a lien on, and security interest in, any rights which CL&P may have in respect of Receivables. The CRC Agreement creates comparable recourse obligations against CRC, and CRC grants a security interest in the Receivables and certain other rights and remedies (including its rights and remedies under the Company Agreement) to the Agent, for the benefit of the Purchaser, to secure such recourse obligations. Neither CRC's nor the Purchaser's recourse to CL&P includes any rights against CL&P should customer defaults on the Receivables result in collections attributable to the Receivable Interests sold to the Purchaser being insufficient to reimburse the Purchaser for the purchase price paid by it for the Receivable Interests and its anticipated yield. The Purchaser bears the risk for any credit losses on the Receivables which exceed the reserves for such losses included in the Receivable Interests.

     8. The Company and CRC are obligated to reimburse the Purchaser, the Agent and the Banks for various costs and expenses associated with the Company Agreement and the CRC Agreement. The Company and CRC are also required to pay to the Agent certain fees for services in connection with such agreements. CL&P as collection agent receives fees from CRC and/or the Purchaser. However, CL&P does not pay any fees to CRC. See Exhibit E for details of fees, commissions and expenses. While CRC may realize a profit on these transactions, such profit will inure to the benefit of CL&P since CL&P wholly owns CRC.

     9. CL&P believes that funding under the Receivables Program will continue to be more advantageous than other sources of funds available to CL&P. If the Receivables Program is fully utilized, its current cost (which is based on current commercial paper rates) is approximately equal to the 30-day LIBOR rate plus 0.285%. Included in this cost are a liquidity fee of
0.20 % and an investment fee of 0.01%, both of which are payable regardless of whether the facility is used. (The liquidity fee could increase to as high as 0.325% if CL&P's credit rating were to decline but, as indicated in Paragraph 3 of Part I of this Supplemental Application, the Department has authorized such fees of up to 0.375%.). By comparison, the cost of borrowing under CL&P's committed bank line is currently equal to the 30-day LIBOR rate plus 0.875%. See Exhibit E for a complete listing of fees and expenses.

     10. Under applicable accounting rules, utilization of the Receivables Program is reflected on CL&P's consolidated financial statements as a sale and not as the incurrence of debt. Accordingly, utilization of the Receivables Program does not result in any increased leverage for CL&P.

     11. The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement to other persons, including the providers of its bank facilities. However, any such assignment will not change the nature of the obligations of CL&P or CRC under the Company Agreement and the CRC Agreement.

     12. The Receivables Program has permitted CL&P to accelerate its receipt of cash collections from accounts receivable and thereby increase its ability to meet its short term cash needs. The purchase and sale transactions have provided and will continue to provide CL&P with needed financial flexibility. It is anticipated that the proceeds from this facility will be used for general corporate purposes, including repayment of outstanding debt.

     13. The arrangements under the Company Agreement and the CRC Agreement currently are scheduled to terminate on July 11, 2001.

     14. CL&P's restructuring of the Receivables Program in accordance with Supplemental Order I was subject to certain approvals of the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935, as amended, and CL&P is requesting the SEC to approve those aspects of the extension of the Receivables Program requiring SEC approval. The SEC's approval of CL&P's proposed extension of the Receivables Program is subject to CL&P's receipt of all necessary state regulatory approvals, including the approval of the Department hereunder. CL&P hereby waives the requirement under Section 16-43 of the Connecticut General Statutes that the Department act on this Supplemental Application within 30 days. However, CL&P is desirous of obtaining all necessary approvals as soon as possible because it will not be able to utilize the Receivables Program after July 11, 2001 until such approvals are obtained; accordingly, final approval of this Supplemental Application by the Department is respectfully requested on or before August 15, 2001. A copy of CL&P's application to the SEC in connection with the proposed extension is attached as Exhibit D.

     15. The financial statements attached as Exhibits F (CL&P) and G (Northeast Utilities), include a balance sheet, income statement, statement of retained earnings, capital structure and explanation of pro forma adjustments which reflect the proposed transactions.

III. Additional Information

     The following additional information is supplied as part of this Supplemental Application:

     A. The exact legal name of the Applicant and its principal place of business:

          The Connecticut Light and Power Company
          107 Selden Street
          Berlin, Connecticut 06037-5457

     CL&P is a corporation specially chartered by the General Assembly of the State of Connecticut.

     B. The name, title, address, and telephone number of the attorneys and others to whom correspondence or communications in regard to this Supplemental Application are to be addressed:

     Randy A. Shoop
Assistant Treasurer-Finance
Northeast Utilities Service Company
P.O. Box 270

          Hartford, Connecticut 06141-0270
          Telephone:     (860) 665-3258
          Fax:           (860) 665-3847

     and

          Jane P. Seidl
          Senior Counsel
          The Connecticut Light & Power Company
          c/o Northeast Utilities Service Company
          P.O. Box 270
          Hartford, CT 06141
          Telephone:     (860) 665-5051
          Fax:           (860) 665-5504

     and

          Thomas R. Wildman
          Day, Berry & Howard LLP
          CityPlace
          Hartford, Connecticut 06103-3499
          Telephone:     (860) 275-0114
          Fax:      (860) 275-0343

     C. A concise and explicit statement of facts on which the Department is expected to rely in granting this Supplemental Application.

     1. As a result of CL&P's determination that it would be beneficial to continue to have the ability to sell Receivable Interests in order to provide it with flexibility in meeting its short term cash needs, CL&P proposes to extend its existing accounts receivable sales program on the same terms as previously approved by the Department.

     2. Sales of accounts receivable by CL&P permit the acceleration by 30 to 60 days of anticipated income through the conversion of accounts receivable to cash. The proposed transactions will not result in a rate increase to CL&P's retail customers now or in the future. Furthermore, CL&P does not expect its customers to experience any change in the procedures to service or collect on outstanding accounts since it is intended that CL&P will continue to serve as the collection agent for any accounts receivable sold under the program and can be removed as such collection agent only in certain unlikely circumstances. Thus, it is expected that the program will continue to provide CL&P with important financial flexibility with no change in the rates charged or CL&P's provision of service to the public.

     3. CL&P believes that the purchase and sale program provides it with desirable financial flexibility. CL&P meets its short-term funding requirements through a combination of internally generated funds, borrowing under existing credit facilities and external financing arrangements such as this program.

     4. CL&P further expects that the program will continue to offer attractive pricing as compared to alternative funding sources.

     5. An estimate of the expenses that CL&P will incur in connection with the proposed transaction is filed herewith as Exhibit E.

IV.  Exhibits

     1. CL&P is filing herewith the exhibits listed in Appendix 1 hereto. This Supplemental Application and Appendix 1 set forth all information and exhibits required to be filed by CL&P and which CL&P deems necessary or desirable to support the granting of this Supplemental Application. CL&P, however, hereby reserves the right to file such testimony and additional exhibits as it may consider to be necessary or desirable.

     2. CL&P requests that the Department waive the requirement that CL&P file with this Supplemental Application copies of its or its parent's most recent annual report and proxy statement to stockholders.

V.   Requests for Approval

     WHEREFORE, CL&P respectfully requests the Department's approval, pursuant to Section 16-43 of the Connecticut General Statutes, of the transactions described herein.

Dated this 29th day of June, 2001.

                                 Respectfully submitted,

                                 THE CONNECTICUT LIGHT AND POWER
                                 COMPANY



                                 By:
                                     Randy A. Shoop
                                     Treasurer



                         SUPPLEMENTAL APPLICATION OF
                   THE CONNECTICUT LIGHT AND POWER COMPANY
                         WITH RESPECT TO THE SALE OF
                             ACCOUNTS RECEIVABLE
                             DOCKET NO. 96-05-24

                                 APPENDIX 1

                              LIST OF EXHIBITS

     A.   CL&P's authorizing resolution for the proposed transactions.

     B.   Company Agreement.

          B.1  Agreement dated as of September 30, 1997
          B.2  Amendment  No. 1 dated as of March 30, 2001
          B.3  Draft of Proposed Extension Amendment

     C.   CRC Agreement.

          C.1  Agreement as Amended and Restated as of March 30, 2001
          C.2  Draft of Proposed Extension Amendment

     D.   Application to the Securities and Exchange Commission.

     E.   Schedule of Fees, Commissions and Expenses.

     F.   The Connecticut Light and Power Company.

          F.1  Balance Sheet, per books and pro forma.

          F.2  Income Statement, per books and pro forma.

          F.3 Statement of Retained Earnings, per books and pro forma, and Statement of Capital Structure per books and pro forma.

          F.4  Explanation of Pro Forma Adjustments.

     G.   Northeast Utilities and Subsidiaries.

          G.1  Consolidated Balance Sheet, per books and pro forma.

          G.2  Consolidated Income Statement, per books and pro forma.

          G.3 Consolidated Statement of Retained Earnings, per books and pro forma, and Consolidated Statement of Capital Structure, per books and pro forma.

          G.4  Explanation of Pro Forma Adjustments.


[FN]

<F1>  The only funds available to CRC are those resulting from its participation in the program and CL&P's capital contributions to it.
